June 22, 2020
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Murphy Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-08590

Dear Sir or Madam:
We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 10, 2020 with respect to the above filing of Murphy Oil Corporation (the “Company”). For ease of review, the Staff’s comments from that letter are included below in italicized text, which are then followed by our responses.
Form 10-K for the Fiscal Year Ended December 31, 2019
Business
Murphy Oil’s Reserves Processes and Policies, page 7

1.
Expand the disclosure relating to the internal controls used in your reserves estimation efforts to include the qualifications of the technical person(s) of McDaniel & Associates Consultants Ltd. primarily responsible for overseeing the audit of the reserves estimates presented in your filing on Form 10-K. Refer to disclosure requirements of Item 1202(a)(7) of Regulation S-K.

Response: The Company appreciates the Staff calling this item to its attention and will ensure that in future filings its disclosures are furnished pursuant to Item 1202(a)(7) of Regulation S-K. McDaniel & Associates Consultants Ltd. (“McDaniel”) has been in the business of providing oil and gas reserves evaluations for over 60 years. Senior engineers of McDaniel managed the evaluation of the Company’s Canadian properties. Each of the senior engineers are registered professionals with the Association of Professional Engineers and Geoscientist of Alberta (APEGA) with over 10 years of experience with the firm. Mr. Cameron T. Boulton, P. Eng., Executive Vice President has been with the firm since 2006 and has over 13 years of experience in the evaluation of oil and gas properties. Mr. Jared W. B. Wynveen, P. Eng., Executive Vice President has been with the firm since 2006 and has over 13 years of experience in the evaluation of oil and gas properties. We have attached an updated Exhibit 99.3 letter from McDaniel, which is consistent with the Company’s other third-party audit letters as shown in the Exhibit 99s of the Company’s 2019 Form 10-K, and includes the qualifications of the technical persons of McDaniel primarily responsible for overseeing the audit of reserve estimates.

300 Peach Street, El Dorado, Arkansas 71730
t 870.862.6411 f 870.864.6373

Exhibits, Financial Statement Schedules
Supplemental Oil and Natural Gas Information (unaudited), page 94

2.
Expand the disclosure of your proved natural gas reserves to clarify, if true, that the figures include volumes of gas to be consumed in operations as fuel in addition to the marketable or sales gas volumes. If your proved natural gas reserves include material amounts of gas to be consumed in operations as fuel, expand your disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your filing. Refer to FASB ASC 932-50-10.

Response: The Company will ensure that in future filings its disclosures are expanded to include volumes of gas to be consumed in operations as fuel pursuant to FASB ASC 932-50-10. Including non-controlling interest, the fuel gas booked at year-end 2019 was 89.0 Bcf and 112.7 Bcf for US and Canada, respectively. Excluding non-controlling interest, the fuel gas booked at year-end 2019 was 86.5 Bcf and 112.7 Bcf for the US and Canada, respectively. For Canada, the Company booked less fuel reserves than the third-party auditor as we excluded royalties. Please note the Company had 99% of the year-end 2019 reserves audited by third parties.

3.
Tell us whether production amounts disclosed under this section include volumes consumed as fuel for any of the periods presented. If so, quantify the amounts for us and explain how these amounts are reflected in the production information provided on page 29.

Response: The production amounts disclosed in the Company’s 2019 Form 10-K do not include volumes consumed as fuel for the periods presented. For year-end 2019, the fuel production including non-controlling interest, was 5.4 Bcf and 3.6 Bcf for the US and Canada, respectively. Excluding non-controlling interest, the fuel production was 4.9 Bcf and 3.6 Bcf for the US and Canada, respectively.

Very truly yours,

/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer

/s/ Christopher D. Hulse
Christopher D. Hulse
Vice President and Controller

/s/ Trond Mathisen
Trond Mathisen
General Manager Corporate Reserves

300 Peach Street, El Dorado, Arkansas 71730
t 870.862.6411 f 870.864.6373